UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934
(Amendment No.__)*

Isabella Bank Corporation
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

464214105
(CUSIP Number)

Richard L. McGuirk
P.O. Box 222
Mt. Pleasant, MI 48804-0222
(989) 817-4411
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

October 27, 2021
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 464214105

1	Name of reporting persons Richard L. McGuirk McGuirk Investments, LLC
2	Check the appropriate box if a member of a group

	(a)	☒	(b) ☐

3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with		7	Sole voting power -0-
		8	Shared voting power 385,632.9216
		9	Sole dispositive power -0-
		10	Share dispositive power 385,632.9216
11	Aggregate amount beneficially owned by each reporting person 385,632.9216
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.04% (1)
14	Type of Reporting Persons (See Instructions) IN, PN
(1) Percentage calculated using a denominator of 7,654,317 shares of Common Stock of Issuer as of October 27, 2021.

CUSIP NO. 464214105
The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Common Stock, no par value (the “Common Stock”), of Isabella Bank Corporation, a Michigan corporation (the “Issuer”). The principal executive offices of the Issuer are located at 401 N. Main Street, Mt. Pleasant, MI 48858.

Item 2. Identity and Background.

(a) This statement is filed by: (i) Richard L. McGuirk and (ii) McGuirk Investments, LLC (the “Reporting Persons”).

(b) The address of the Reporting Persons is P.O. Box 222, Mt. Pleasant, MI 48804-0222.

(c) Richard L.McGuirk is the Operations Manager and President of Central Management, Inc. and partner of McGuirk Investments, LLC. McGuirk Investments, LLC engages in the business of investing in securities and other liquid assets and owning real estate.

(d) No Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Purchases of Common Stock by the Reporting Persons have been made with personal funds for the primary purpose of investing activities. The reduction in outstanding Common Stock from the Issuer’s recent Tender Offer resulted in an increase in the Reporting Persons’ ownership of Common Stock.

Item 4. Purpose of Transaction.

The Reporting Persons acquired shares of Common Stock for investment purposes only. The Reporting Persons believe that the Issuer is an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any other persons named in Item 2 hereof, has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate amount beneficially owned by the Reporting Persons is 385,632.9216 or 5.04% of the Common Stock.

(b) Richard L. McGuirk has shared power to vote and dispose of 7,856.59172 shares of Common Stock owned directly and 377,776.32988 shares of Common Stock owned indirectly, which includes 373,184.00000 shares of Common Stock owned directly by McGuirk Investments, LLC.

(c) During the past 60 days, transactions of Common Stock by the Reporting Persons included: purchase of 84.42777 shares on October 28, 2021 for $26.65 per share and share acquisition via dividend reinvestment of 31.55686 on September 30, 2021 for $26.38 per share. Except as set forth herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information furnished in Item 5 is incorporated into this Item 6 by reference.

Item 7.    Material to be Filed as Exhibits.

Not applicable.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Richard L. McGuirk

Dated:	November 5, 2021	By:	/s/ Richard L. McGuirk
Richard L. McGuirk

McGuirk Investments, LLC

Dated:	November 5, 2021	By:	/s/ Richard L. McGuirk
Richard L. McGuirk